

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





03005807

January 21, 2003

Act	1934
Section	14A-8
Rule	
Public Availability	1-21-2003

Gary Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street
San Diego, CA 92101-3017

Re: Sempra Energy
Incoming letter dated December 10, 2002

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Dear Mr. Kyle:

This is in response to your letter dated December 10, 2002 concerning the shareholder proposal submitted to Sempra by Ray T. Chevedden and Veronica G. Chevedden, and the shareholder proposal submitted to Sempra by Chris Rossi. We also have received a letter on the proponents' behalf dated December 20, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



Gary Kyle
Chief Corporate Counsel

101 Ash Street
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
GKyle@sempra.com

December 10, 2002

Exchange Act Rules
14a-8(b)
14a-8(i)(3)
14a-9

Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Chevedden Shareholder Proposals

Ladies and Gentlemen:

We have received from John Chevedden two shareholder proposals for inclusion in the proxy materials for Sempra Energy's Annual Meeting of Shareholders scheduled for May 8, 2003. They are a proposal ostensibly submitted on behalf of Chris Rossi (the "Chevedden/Rossi Proposal") relating to annual elections of directors (*Appendix A*) and a proposal ostensibly submitted on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust (the "Chevedden/Trust Proposal") relating to simple majority voting (*Appendix B*).

Sempra Energy believes, as more fully discussed below, that it may properly exclude both of Mr. Chevedden's proposals from its proxy materials because:

- Mr. Chevedden is the actual proponent of both proposals and he is not a shareholder of Sempra Energy.
- Both of Mr. Chevedden's proposals contain numerous false and misleading statements and material omissions.

Accordingly, on behalf of Sempra Energy, I ask the Staff of the Division of Corporation Finance to confirm that it will not recommend to the Commission any enforcement action in respect of Sempra Energy's exclusion of both Chevedden proposals from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), I am filing six copies of this letter and the appendices thereto which include each of Mr. Chevedden's two proposals as well as related correspondence.

Background

John Chevedden, with whom the Staff of the Commission is very well acquainted, is the actual proponent of the two shareholder proposals submitted to Sempra Energy.

In the last three years, he has submitted over 160 shareholder proposals of which over 80 were submitted in the last year alone[1]. The targets of his proposals have included Alaska Air, Allegheny International, AlliedSignal, Allstate, AMR, American Home Products, Applied Power, AT&T, Bank of America, Bethlehem Steel, Boeing, Borders Group, Bristol-Myers Squibb, Caterpillar, Colgate-Palmolive, Dow Chemical, Edison International, Electronic Data Systems, Exxon Mobil, FirstEnergy, Ford Motor, General Dynamics, General Electric, General Motors, Home Depot, Honeywell, Kimberly-Clark, Litton Industries, Lockheed Martin, Mattel, Maytag, McDonnell Douglas, Moody's, Northrop Grumman, Northwest Airlines, PG&E, Raytheon, Sears, Sempra Energy, Southwest Airlines, TRW, Times Mirror, UAL and Weyerhaeuser.

In doing so, he consistently, repeatedly and increasingly misuses and abuses the Shareholder Proposal Rule.

His proposals are frequently submitted through nominal proponents to companies in which he has absolutely no economic interest whatsoever. And he often submits several proposals through different nominal proponents to each company.

His proposals also frequently require extensive review by the Staff. And, in spite of his vast experience as a shareholder proponent, he frequently violates the eligibility requirements and the one proposal limitation of the Shareholder Proposal Rule. And his proposals almost always contain false and misleading statements and are replete with material omissions that are repeated year after year.

Staff Review

Mr. Chevedden appears to have submitted his first shareholder proposal in 1994. It was submitted to General Motors and, if implemented, would have required that Hughes Aircraft (a subsidiary of GM) annually report certain aspects of its employment practices. Mr. Chevedden had been laid off from Hughes against which he had subsequently filed an ultimately unsuccessful charge of age and sex discrimination. The Staff concurred in GM's omission of Mr. Chevedden's proposal from its proxy materials as relating to the redress of a personal claim or grievance. *General Motors Corporation, February 15, 1995.*

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[1] Based solely upon a survey of proposals reviewed by the Staff of the Commission and a sampling of proxy statements filed with the Commission. The actual number of proposals submitted by Mr. Chevedden and his many nominal proponents may substantially exceed this number.

But his initial setback has not deterred him from submitting shareholder proposals nor has it discouraged him from continuing to misuse and abuse the Shareholder Proposal Rule.

During the 1997 proxy season, he submitted at least six shareholder proposals that were reviewed by the Staff. Only one (which had been previously revised) was required to be included in the recipient's proxy materials as submitted. Two were required to be included only if revised and three were excluded.

During the 1998 proxy season, he submitted at least eight shareholder proposals that were reviewed by the Staff. None were required to be included in the recipient's proxy materials as submitted. Four were required to be included only if revised and four were excluded.

During the 1999 proxy season, he submitted at least fifteen shareholder proposals that were reviewed by the Staff. Only two were required to be included in the recipient's proxy materials as submitted. Seven were required to be submitted only if revised and six were excluded.

During the 2000 proxy season, He submitted at least twenty-five shareholder proposals that were reviewed by the Staff. Only four were required to be included in the recipient's proxy materials as submitted. Twelve were required to be included only if revised and nine were excluded.

During the 2001 proxy season, He submitted at least thirty-five shareholder proposals that were reviewed by the Staff. Only one was required to be included in the recipient's proxy materials as submitted. Twenty-two were required to be included only if revised and twelve were excluded.

During the 2002 proxy season, He submitted at least eighty-three shareholder proposals that were reviewed by the Staff. Only three were required to be included in the recipient's proxy materials as submitted. Forty-one were required to be included only if revised, nine were withdrawn and thirty were excluded.

Mr. Chevedden's propensity repeatedly to flout the requirements of the Shareholder Proposal Rule is particularly egregious with respect to its eligibility requirements, one proposal limitation and prohibitions on false and misleading statements and material omissions.

Eligibility Requirements/Nominal Proponents

For many of his proposals, Mr. Chevedden is unable to satisfy the share ownership requirements of the Shareholder Proposal Rule. So, to avoid the inconvenience of having to have an economic stake in his target companies, he solicits proxies from target company shareholders and submits his own proposals to the target in the name of his nominal proponents.

In the last three years alone, his large and growing stable of nominal proponents have included:

- Larry Andura (*Northrop Grumman Corporation, February 16, 2001 and March 17, 2000*).
- Clifford K. Brauff (*PG&E Corporation, March 1, 2002*).
- Patricia Brennan (*General Electric, February 4, 2002 and January 24, 2001*).
- Ray T. Chevedden and Veronica G. Chevedden Family Trust (*General Motors Corporation, April 5, 2002 and March 29, 2001; Ford Motor Company, March 19, 2001; The Boeing Company, February 7, 2001; PG&E Corporation, January 22, 2001; Raytheon Company, January 3, 2001 and January 6, 2000; EDS, March 24, 2000; FirstEnergy, March 7, 2000; Sempra Energy, February 29, 2000*).
- Charles Collins (*General Electric Company, February 4, 2002 and January 24, 2001*).
- Frederick Eade (*The Boeing Company, March 2, 2000*).
- Thomas Finnegan (*The Boeing Company, February 8, 2001*).
- Frank and Eleanor Gerbec (*FirstEnergy Corporation, March 7, 2000*).
- John J. Gilbert (*Ford Motor Company, April 2, 2002; General Motors, April 3, 2002 and March 29, 2001; Southwest Airlines, March 25, 2002 and March 13, 2001; The Boeing Company, February 13, 2001 and March 6, 2000; Litton Industries, Inc., August 24, 2000; Honeywell International, Inc., March 2, 2000; Sempra Energy February 7, 2002*).
- Lee Greenwood (*Southwest Airlines, March 20, 2002 and March 13, 2001*).
- James Janopaul-Naylor (*The Boeing Company, March 2, 2002*).
- June Kreutzer, (*Honeywell International, April 19, 2002*).
- Simon Levine (*PG&E Corporation, February 28, 2002*).
- Ernest Lopez (*TRW, Inc., March 6, 2000*).
- Harold Mathis (*Honeywell International, Inc., March 2, 2000*).
- Jerome McLaughlin (*Northrop Grumman Corporation, March 22, 2002, January 14, 2001 and March 17, 2000*).
- Charles Miller (*The Boeing Company, February 8, 2001*).
- Chris Rossi (*Sempra Energy, February 7, 2002 and February 29, 2000).*
- Emil Rossi (*Allstate Corporation, April 19, 2002; Occidental Petroleum, March 8, 2002*).
- Nick Rossi (*Colgate-Palmolive Company, March 8, 2002; Electronic Data Systems, September 14, 2001; General Motors Corporation, April 3, 2002, March 22, 2001 and March 30, 2001; Moody's Corporation, March 7, 2002*).

- Michael Schaefer (*Southwest Airlines, April 10, 2000*).
- Lloyd Scaff (*PG&E Corporation, March 1, 2002*).
- Bernard and Naomi Schlossman (*General Motors Corporation, March 10, 2002 and March 29, 2001; Mattel, Inc., February 13, 2002 and March 21, 2001; PG&E Corporation, February 6, 2002; Southwest Airlines, February 25, 2002 and March 20, 2001; The Boeing Company, February 7, 2002 and February 20, 2001; UAL Corporation, January 30, 2002*).
- Cathy Snyder (*Honeywell International, April 19, 2002*).
- Kenneth Steiner (*AutoNation, March 14, 2002; General Motors, March 10, 2002 and April 3, 2001; Maytag, March 13, 2002; AMR, April 17, 2000*).
- Thomas Wallenberg (*TRW, Inc., January 24, 2001*).
- Allen Wolf (*FirstEnergy Corporation, March 19, 2002 and February 26, 2001*).
- Robert Wubbolding (*PG&E Corporation, January 12, 2001*).
- Richard Ziebarth (*Airborne, Inc., April 12, 2002*).

Mr. Chevedden's nominal proponents do little more than execute a proxy solicited by Mr. Chevedden and authorizing him to submit a shareholder proposal in their names. The proposal is authored by Mr. Chevedden, sent to the recipient by Mr. Chevedden, and all related communications are with Mr. Chevedden. And, because not all of his nominal proponents are shareholders of all of his numerous target companies, many of Mr. Chevedden's same proposals are submitted by different nominal proponents to different companies.

Mr. Chevedden's continuing abuse of the Shareholder Proposal Rule by evading eligibility requirements through nominal proponents was convincingly established in 2001 by TRW and Boeing and confirmed just this year by General Motors, PG&E and Mattel. *TRW, Inc., January 24, 2001; The Boeing Company, February 20, 2001; General Motors Corporation, March 10, 2002; PG&E Corporation, March 1, 2002; Mattel, Inc., February 13, 2002.*

Nonetheless, Mr. Chevedden's attempts to evade the eligibility requirements of the Shareholder Proposal Rule have not abated. He continues through fronts of nominal proponents to propose to Sempra Energy and others not just one but several proposals.

Multiple Proposals

Beginning with the 1998 proxy season Mr. Chevedden expanded not only the frequency but also the breadth of his evasive tactics. Apparently dissatisfied with submitting only one shareholder proposal to his target companies, he began submitting several proposals to each through multiple nominal proponents. The companies receiving multiple proposals from Mr. Chevedden and his nominal proponents have included Allegheny Energy, AlliedSignal, Boeing, EDS, FirstEnergy, General Motors, Honeywell, Northrop Grumman, PG&E, Raytheon, Sempra Energy, Southwest Airlines and TRW.

Thus, Mr. Chevedden has not been merely content to evade the eligibility requirements of the Shareholder Proposal Rule through nominal proponents but has built upon that evasion to also evade the single proposal limitation of the rule.

Other Requirements

Not only does Mr. Chevedden repeatedly evade the eligibility requirements and one proposal limitation of the Shareholder Proposal Rule, his proposals are also typically filled with false and misleading statements and invective and invidious innuendo directed at his targets and impugning the integrity of their management. As a result, he has repeatedly been required to revise almost all of his proposals as a condition to their inclusion in the target company's proxy materials. See the Chevedden proposals cited below under "Exclusion of the Proposals." See also, for example, *Honeywell International, Inc., October 26, 2001 and March 2, 2000; General Motors Corporation, March 27, 2001; Northwest Airlines Corporation, February 5, 2001; and Southwest Airlines, January 18, 2001.*

Exclusion of the Proposals

Mr. Chevedden is the Actual Proponent of Both Proposals and He Is Not a Shareholder of Sempra Energy

John Chevedden is not a record shareholder of Sempra Energy and he does not purport to be a beneficial owner of any Sempra Energy shares[2]. He has submitted his two proposals ostensibly on behalf of individuals who are shareholders.

But, these proposals are, in fact, Mr. Chevedden's own proposals rather than those of his nominal proponents.

As discussed under "Background – Eligibility Requirements/Nominal Proponents" above, Mr. Chevedden's submission of his shareholder proposals through nominal proponents is a typical pattern. He has done so many times and apparently has no personal shareholding or other economic interest in many of the companies that are his targets.

The Shareholder Proposal Rule is a vehicle to provide a simple and inexpensive way for *shareholders* of a company to make their views known to the company's other shareholders and to enlist support for their views. It is not a recreational pastime for individuals who have no economic interest in their targets.

The Shareholder Proposal Rule has always included a requirement that the individual submitting a proposal be a shareholder of the company to which the proposal is submitted. In 1983, when the rule was amended to require a minimum investment and a minimum holding period, the Commission stated:

> "A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-(8). Many of these commentators expressed the view that abuse of a security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed." (Release No. 34-20091, August 16, 1983).

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[2] Our letter of November 1 (*Appendix C*) advised Mr. Chevedden and his nominal proponents that we regarded Mr. Chevedden as the actual proponent of both proposals submitted to Sempra Energy. It further advised Mr. Chevedden that, under the Shareholder Proposal Rule, he must (within 14 days of his receipt of our letter) send to us proof of his ownership of the number of Sempra Energy shares required to be eligible to submit a proposal and also reduce the number of his proposals to one proposal. He has done neither.

There is, of course, nothing in the Shareholder Proposal Rule that prohibits a shareholder from enlisting the aid of others in submitting a shareholder proposal. But there is a marked contrast between shareholders who appoint another as their proxy to acquire advice, counsel and experience to pursue their own proposals and shareholders who are enticed to provide a proxy to enable a non-shareholder proxy holder to further his own agenda. While the former is permissible, the latter clearly is not. And it is quite clear that the latter is what Mr. Chevedden is about.

Even a cursory review of Mr. Chevedden's two proposals reveals that they were both written by the same individual. The style and format of the proposals and related submission letters are virtually identical.

Moreover, Mr. Chevedden has submitted to many other companies proposals that are virtually identical to those he has submitted to Sempra Energy. And he has done so through proponents other than those who are the nominal proponents of his corresponding proposals to Sempra Energy.

Mr. Chevedden's proposal with respect to annual elections of directors (submitted to Sempra Energy through nominal proponent Chris Rossi) has also been submitted by Mr. Chevedden on at least seventeen other occasions and to at least eleven other companies in the last three years alone. Mr. Chevedden has submitted it for himself to at least one company (*Honeywell International, Inc., October 26, 2001 and March 2, 2000*). He has also submitted it through his nominal proponent the Chevedden Trust to at least five companies (*Maytag Corporation, March 14, 2002; Raytheon Company, February 26, 2001 and March 10, 2000; The Boeing Company, February 6, 2002, February 7, 2001 and March 6, 2000; General Motors Corporation, April 10, 2000; FirstEnergy Corp., March 7, 2000)*. He has also submitted it to at least four other companies through his nominal proponents Lee Greenwood (*Southwest Airlines, March 20, 2002 and March 13, 2001*), Larry Andura (*Northrop Grumman Corporation, February 16, 2001 and March 17, 2000*), Thomas Wallenberg (*TRW, Inc., January 24, 2001*) and Ernest Lopez (*TRW, Inc., March 6, 2000*).

Mr. Chevedden's proposal with respect to simple majority voting (submitted to Sempra Energy through nominal proponent the Chevedden Trust) has been submitted by Mr. Chevedden on at least eighteen other occasions and to at least twelve other companies in the last three years alone. Mr. Chevedden has submitted it for himself to at least five companies (*Alaska Air Group, Inc., March 8, 2002, March 13, 2001 and March 26, 2000; Electronic Data Systems Corporation, September 28, 2001; Lockheed Martin Corporation, February 5, 2001; The Home Depot, Inc., March 28, 2002 and April 4, 2000; UAL Corporation, February 9, 2001*). He has also submitted it to at least six other companies through his nominal proponents the Chevedden Trust (*Raytheon Company, February 26, 2001),* Bernard and Naomi Schlossman (*Southwest Airlines Company, February 25, 2002 and March 10, 2001*); Nick Rossi *(Maytag Corporation, March 14, 2002;PG&E Corporation, March 1, 2002; Electronic Data Systems, March 24,*

2000); Jerome McLaughlin (*Northrop Grumman Corporation, March 22, 2002, February 16, 2001 and March 17, 2000*) and Harold Mathis (*Honeywell International, Inc., March 2, 2000*).

All of these submissions are virtually identical in substance, style and form to Mr. Chevedden's proposals to Sempra Energy[3]. The only common thread among them is John Chevedden. A conclusion that Mr. Chevedden is the author and actual proponent of them all is inescapable.

If there were any remaining doubt as to Mr. Chevedden's use of nominal proponents to evade the eligibility requirements of the Shareholder Proposal Rule, they were put to rest last year by Mr. Chevedden's proposals to TRW and Boeing. Each of these companies telephoned Mr. Chevedden's nominal proponents, who admitted to be acting as mere fronts for Mr. Chevedden who had solicited their proxies to advance proposals authored by Mr. Chevedden.

In TRW, the Staff had no difficulty concluding that the proposal had been submitted by a "nominal proponent [Thomas Wallenberg] for John Chevedden, who is not eligible to submit a proposal to TRW." (*TRW, Inc., January 24, 2001.*) An identical conclusion surely would have been reached in Boeing (with respect to Mr. Chevedden's nominal proponents Bernard and Naomi Schlossman) had not the proposal also been excludible on other grounds. (*The Boeing Company, February 20, 2001.*)

But the revelation of this abuse of the Shareholder Proposal Rule has not deterred Mr. Chevedden. Just this year, it was discovered by both General Motors and Mattel that Mr. Chevedden had again apparently submitted proposals ostensibly on behalf of Bernard and Naomi Schlossman without the nominal proponents even having been made aware of the proposals or having authorized Mr. Chevedden to submit them. Upon being informed of the proposals, Mr. and Mrs. Schlossman withdrew them as well as other proposals that Mr. Chevedden had submitted in their names. *General Motors, March 10, 2002 and Mattel, Inc., February 13, 2002.* See also, *Southwest Airlines, February 25, 2002; The Boeing Company, February 7, 2002; PG&E Corporation, February 6, 2002; Edison International, February 1, 2002.*

Similarly, also just this year PG&E discovered that Mr. Cheveddon had submitted a proposal in the name of Clifford Brauff who, upon being contacted by PG&E, reported that he had not seen the proposal and was not its proponent. *PG&E Corporation, March 1, 2001.*

[3] In contrast, substantively similar proposals submitted by others differ markedly in style and form from the corresponding proposals of Mr. Chevedden and his nominal proponents. See, for example, 2002 Proxy Statements of Gateway, Inc. and PacifiCare Health Systems (annual election of directors proposals of Calpers and NYC Police, respectively).

We have written to Mr. Chevedden's nominal proponents, as well as to Mr. Chevedden (*Appendix C*), to elicit information that would contradict or confirm our conclusion that Mr. Chevedden is the actual proponent of the proposals he has submitted to Sempra Energy.

Our letter states that we regard Mr. Chevedden (rather than his nominal proponents) as the actual proponent of both proposals. We also state: "If you disagree, please advise us of any facts that would enable us and the Staff of the Securities and Exchange Commission to reach a contrary conclusion."

Neither Mr. Chevedden nor either of his nominal proponents has disagreed with our conclusion. Neither Mr. Chevedden nor either of his nominal proponents has provided any facts whatsoever that would enable us or the Staff to reach a contrary conclusion.

Our letter also asks Mr. Chevedden several questions relevant to our conclusion. These include questions to the effect:

- Have you solicited any of the named proponents to authorize the submission of the proposals?
- Are you the primary author of any of the proposals?
- Do you have any substantial personal, business, or other relationship with Chris Rossi?
- What is your relationship to the Chevedden Trust?
- Have you done or do you expect to do substantially all of the work of submitting and supporting the proposals?

Neither Mr. Chevedden nor either of his nominal proponents has responded to any of these questions. Of course, none is obligated to respond and the burden of persuading the Commission that a proposal may be excluded from proxy materials is on the company seeking the exclusion.

Both his prior practices and the proposals themselves persuasively support our conclusion that John Chevedden is the actual proponent of both proposals. In these circumstances, the silence of Mr. Chevedden and his nominal proponents speaks loudly.

John Chevedden is the actual proponent of the two proposals submitted to Sempra Energy and he is not a shareholder. Accordingly, Sempra Energy may properly exclude and intends to exclude both proposals from its proxy materials pursuant to Rule 14a-8(b).

Both of Mr. Chevedden's Proposals Contain Numerous False and Misleading Statements and Material Omissions

As typical of Mr. Chevedden's shareholder proposals, both of his proposals to Sempra Energy contain numerous false and misleading statements and material omissions. Accordingly, Sempra Energy may properly exclude and intends to exclude Mr. Chevedden's proposals from its proxy materials in accordance with Rules 14a-8(i)(3) and 14a-9.

At a minimum, these defects must all be corrected for each proposal that may be included in our proxy materials. Moreover, we believe the defects are so pervasive and would require such extensive editing that the Staff of the Commission should exercise its discretion to permit the exclusion of the proposals rather than provide Mr. Chevedden with any further opportunity to cure them. *Division of Corporation Finance: Staff Legal Bulletin No. 14, (July 13, 2001) (Section E.1).*

During the 2002 proxy season, the Staff considered at least eighty-three shareholder proposals submitted by Mr. Chevedden. Nearly one-half of these were excluded from proxy materials (thirty proposals) or withdrawn (nine proposals) without the Staff having to consider whether or not the proposals contained false and misleading statements or material omissions.

Of the remaining forty-four proposals, the Staff concluded that over 93% (forty-one proposals) could also be excluded unless they were extensively revised to eliminate false and misleading statements and material omissions.

Moreover, Mr. Chevedden's many proposals exhibit the same defects year after year to the same or other target companies. It is by now quite clear that Mr. Chevedden is unwilling (at least in his initial submissions) to prepare proposals that comply with Rules 14a-8(i)(3) and 14a-9 in the apparent hope that these repeated defects will either be missed or ignored by frustrated targets.

This outrageous gaming of the Shareholder Proposal Rule and resulting waste of corporate and Commission resources should no longer be tolerated. But it will undoubtedly continue until the Staff exercises its discretion to exclude rather than rewrite Mr. Chevedden's proposals.

Chevedden/Trust Proposal

Mr. Chevedden has been repeatedly admonished year after year by the Staff that claims in his shareholder proposals must be backed by factual support and citations of authority. But these repeated admonitions have apparently little effect upon Mr. Chevedden. The Chevedden/Trust Proposal is replete with unsupported claims.

The third paragraph of Mr. Chevedden's Cheveddon/Trust proposal entitled "Simple-majority requirements are widely supported" states that "major pension funds support simple-majority provisions" but does not identify any funds that do so. It also purports to state the conclusions of "proponents" of simple-majority provisions but does not identify any such proponents. Similarly, it claims an "average 54%" support for similar proposals in 1999 and 2000 at "major companies" and an 85% vote for a similar proposal at Alaska Air, but provides no citation of authority for either of these statements.

Just this year, as well as in prior years, Mr. Chevedden has been repeatedly advised by the Staff that his similar unsupported claims would permit the exclusion of his proposals from proxy materials.

For example, on numerous occasions just this year, Mr. Chevedden has been advised that his claims of institutional investor support for his proposals must clearly identify the institutional investors to which he refers and provide factual support in the form of a citation to a specific source to support his claims. See, for example, *General Motors Corporation (April 3, 2002); Exxon Mobil Corporation (March 26, 2002); Minnesota Mining and Manufacturing Company (March 18, 2002); El Paso Corporation (March 11, 2002); Occidental Petroleum Corporation (March 8, 2002); Bristol-Myers Squibb Company (March 4, 2002); The Boeing Company (March 2, 2002); Sears, Roebuck and Co. (February 26, 2002); Weyerhauser Company (February 6, 2002).*

Similarly, Mr. Chevedden has been repeatedly advised that his claims of the average voting outcome for similar proposals also must be supported by appropriate citations of authority. See, for example, *Northrop Grumman Corporation (March 22, 2002); Sabre Holdings Corporation (March 18, 2002); Occidental Petroleum Corporation (March 8, 2002); Kimberly-Clark Corporation (February 1, 2002); UAL Corporation (February 1, 2002); Fortune Brands, Inc. (January 25, 2002).* In addition, if the inclusion of additional other "major companies" which have voted on the proposal would significantly alter the cited average approval rate (as we believe would be likely) any such claim would be materially misleading and must be deleted.

The Staff has also repeatedly advised Mr. Chevedden that his claims regarding the outcome of a vote at specific companies is false and misleading. There is simply no basis to extrapolate support for his proposal at another company, in a different industry, with a different performance profile to shareholder support for his proposal to Sempra Energy. Consequently, the claimed outcome of the Alaska Air vote must also be deleted. See, for example, *AMR Corporation (April 3, 2002); Exxon Mobil Corporation (March 26, 2002); Raytheon Company (March 12, 2002).*

Mr. Chevedden's fourth paragraph asserts that our board has not acted on his earlier proposal. In fact, Sempra Energy's board of directors carefully evaluated the earlier proposal to which he refers (a recommendation for simple-majority voting) and concluded that its implementation would not be in the best interests of the company and its shareholders. Mr. Chevedden's statement that the board did not act is false both factually and in its implication that the board has been remiss in discharging its fiduciary duties to the company and its shareholders. These statements impugn the character and integrity of Sempra Energy's board of directors in contravention of Rule 14a-9 and must be deleted.

Mr. Chevedden's fourth paragraph also asserts that simple-majority voting is "a key company rule." This is simply Mr. Chevedden's own opinion and must be identified as such or supported by appropriate citations of authority.

Mr. Chevedden's fifth paragraph asserts institutional investor support for his proposal and speculates concerning the importance of institutional investor support and the effects of a loss of that support. Again, as noted above, these claims of institutional investor support must be supported by specifically identifying the investors to which Mr. Chevedden refers and factual support in the form of a citation to a specific source. In addition, his statements of the importance of institutional investor support must be identified as his own opinion or supported by appropriate citations and his speculation as to the effect of a loss of institutional investor support must be deleted.

Mr. Chevedden's sixth and seventh paragraphs both contravene Rule 14a-9. The sixth paragraph falsely implies that management acted improperly in soliciting votes in opposition to Mr. Chevedden's earlier proposal and the seventh paragraph falsely implies that the board has failed to discharge its fiduciary duty to act in what it believes to be the best interests of the company and its shareholders. Both of these implications are false and these statements must be deleted. See, *Maytag Corporation (March 14, 2002).*

Lastly, in his eighth paragraph, Mr. Chevedden claims that "various companies have been willing to implement proposal topics that won a majority" vote. This claim too must specifically identify the companies to which it refers and be factually supported by citation to a specific source. Moreover, even so supported such a claim would be misleading and must be deleted or appropriately qualified if (as we believe to be the case) only a minority of shareholder proposals so approved have been implemented.

Chevedden/Rossi Proposal

The second paragraph of Mr. Chevedden's Chevedden/Rossi Proposal refers, as does his Chevedden/Trust Proposal, to the average approval vote for this proposal at other "major companies" in 2002. As discussed above under "Chevedden/Trust Proposal," this claim must specifically identify the "major companies" to which it refers and provide factual support in the form of a citation to a specific source. In addition, if the inclusion of other "major companies" which have voted on the proposal would significantly alter the cited approval rate (as we believe would be likely) any such claim would be materially misleading and must be deleted.

Mr. Chevedden's second paragraph also seeks to support his proposal by referring shareholders to the Council of Institutional Investors website at www.cii.org. The reference is to the entire website rather than the particular proposition that Mr. Chevedden seeks to support and contains information that is irrelevant to the proposal. Moreover, a reference to a third-party website whose content is subject to change at any time could include false or misleading statements either before or after our proxy materials are mailed to shareholders. Consequently, the reference to this website and the related discussion must be deleted. The Staff has repeatedly so advised Mr. Chevedden with respect to this very website on many recent occasions. See, for example, *Sabre Holdings Corporation (March 18, 2002); Pharmacia Corporation (March 7, 2002); Bristol-Myers Squibb Company (March 4, 2002); Allstate Corporation (February 18, 2002).* See also, *Staff Legal Bulletin No. 14 (July 13, 2001) (Section F).*

Mr. Chevedden's third paragraph claims, without any citation of support whatsoever, that "institutional investors own 51% of Sempra stock." (Sempra Energy does not report information regarding institutional ownership but believes it to be less than 50% of its outstanding shares.) Mr. Chevedden must either delete this claim of institutional ownership or support it with a specific citation of authority. The Staff has repeatedly so advised Mr. Chevedden. See, for example, *Maytag Corporation (March 14, 2002); Raytheon Company (March 13, 2002); The Boeing Company (March 2, 2002); PG&E Corporation (February 28, 2002).*

Mr. Chevedden's fourth paragraph claims "challenges" faced by Sempra Energy support the approval of his proposal. But these challenges have absolutely nothing whatsoever to do with annual elections of directors. Mr. Chevedden's linkage of these unrelated concepts is mere speculation and misleading to shareholders. The entire paragraph must be deleted.

Mr. Chevedden's fifth paragraph claims "evidence that our management has not thoroughly researched its stand on good governance topics" and there is "no evidence that our management located any of the numerous reports that support this good governance topic." These unsupported claims are absolutely baseless and utterly false. The facts are that Sempra Energy's management and board of directors has carefully and thoroughly evaluated the merits and demerits of Mr. Chevedden's earlier proposal and also considered the actions taken by other corporations at which shareholders had approved the proposal. And Mr. Chevedden knows all that. Mr. Chevedden attended the 2001 Annual Meeting of Shareholders at which he and other shareholders received a report on the board's deliberations and conclusions with respect to his earlier proposal. His assertions to the contrary are without factual foundation and entirely false. And they impugn the character and integrity of Sempra Energy's management and board of directors in contravention of Rule 14a-9. They must be deleted.

Mr. Chevedden's sixth and seventh paragraphs both also violate Rule 14a-9. Paragraph six implies that management acted improperly in soliciting votes in opposition to Mr. Chevedden's earlier proposal. And paragraph seven implies that the board of directors is remiss in discharging its fiduciary duties to the company and its shareholders. These implications are false and they impugn the character and integrity of management and the board of directors. They must be deleted.

In addition, Mr. Chevedden's seventh paragraph refers to Enron and corporate disasters and falsely implies that Sempra Energy is not "serious about good governance." These references are highly inflammatory and have absolutely no application to Sempra Energy. These references must be deleted. There is simply no basis whatsoever to link Sempra Energy to Enron and corporate disasters and doing so impugns the character and integrity of management and the board of directors. See *Southwest Airlines Co. (March 25, 2002).*

Mr. Chevedden's seventh paragraph also asserts that "good governance...includes electing each director annually." This conclusionary statement is simply Mr. Chevedden's opinion and must be identified only as such.

Mr. Chevedden's eighth paragraph refers to "Business Week's inaugural ranking" of boards and to conclusions that are drawn from these rankings. But he supplies no citation to such rankings or any support for the conclusions that are stated in this paragraph. He must either do so or delete this paragraph. Moreover, even if appropriate support for these statements is provided, he should identify Sempra Energy's ranking to preclude any false implication that it was among the worst boards so identified.

* * * * *

Over the years, the Staff has been incredibly indulgent with Mr. Chevedden. It has continued to accord him the same consideration that it properly accords legitimate and inexperienced shareholder proponents. Its desire not to discourage shareholders from obtaining assistance in the shareholder proposal process and its willingness to provide shareholders with an opportunity to correct defects in their proposals is quite understandable.

But, by now, it is quite clear that Mr. Chevedden is not a legitimate shareholder proponent nor is he inexperienced. He simply abuses the Shareholder Proposal Rule. He does so by using nominal proponents to evade eligibility requirements and the one proposal limitation to assert his own multiple proposals. He does so by submitting proposals that, in spite of repeated earlier admonitions from the Staff, do not comply with the requirements of the rule.

And his abuse has increased dramatically over the last several years. And, it will undoubtedly continue to increase as long as the Staff continues to indulge him.

We strongly urge the Staff to put an end to Mr. Chevedden's abuse. Given his history, the Staff should insist that he meet the eligibility requirements of rule for himself or document an established relationship with his shareholder proponents that extends beyond simply obtaining a signature to a proxy. Given his history, the Staff should insist that he initially prepare his proposals to comply with the substantive requirements of the rule and no longer afford him the opportunity to correct deficiencies which the Staff has previously brought to his attention.

* * * * *

Please confirm that the Staff of the Commission will not recommend to the Commission any enforcement action if Sempra Energy excludes Mr. Chevedden's proposals from the proxy materials for its Annual Meeting of Shareholders.

To assist Sempra Energy in preparing its proxy materials, I would very much appreciate receiving the Staff's response to this letter by February 1, 2003. If you have any questions regarding this matter or if I can be of assistance to you in any way, please do not hesitate to telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

GWK:mb
119086

Enclosures

cc: Mr. John Chevedden (w/encls)
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Mr. Chris Rossi (w/encls)
P O Box 249
Boonville, CA 95415

The Ray T. Chevedden and
Veronica G. Chevedden Family Trust (w/encls)
5965 S. Citrus Avenue
Los Angeles, CA 90043

Appendix A

Appendix A

P.O. Box 249
Boonville, CA 95415

Mr. Stephen Baum
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
Phone: (619) 696-2034
Fax: (619) 696-2374

Dear Mr. Baum,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

It is recommended the company not challenge this proposal with the Securities and Exchange Commission. This is a reasonable recommendation due to the increased responsibilities of the Securities and Exchange Commission to reestablish confidence in our nation's publicly traded companies. Furthermore, Securities and Exchange Commission Chairman Harvey L. Pitt said corporate attorneys work for shareholders.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,
Chris Rossi

Oct 24-02

cc: Thomas Sanger
Corporate Secretary
FX: 619/696-4508
PH: 619/696-4644


RECEIVED
OCT 28 2002
T.C. SANGER

4 – Elect Each Director Annually
Allow Topic That Won Our 52%-Yes Vote in 2001

Shareholders recommend that each director be elected annually. This proposal recommends that our company's governing documents be amended accordingly. This includes the bylaws.

Our 52%-Yes Vote in 2001

This proposal topic won more than 52% of our yes-no vote at our 2001 annual meeting. Twenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002. Annual election of each director is a Council of Institutional Investors www.cii.org core policy.

Another CII policy is the adoption of shareholder proposals that win a majority of votes cast as this proposal topic did in 2001. Institutional investors own 51% of Sempra stock.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in the past year demonstrate the merits for shareholders to vote annually regarding each director:

1) Sempra's $7 billion contract with the state of California is marred with controversy.
2) California sued Sempra to void the $7 billion contract, alleging Sempra misrepresentation.
3) The lawsuit weakened our stock price, said Goldman Sachs analyst.
4) Moody's cut Sempra's ratings.

Flaws in our Management's Stand

There is evidence that our management has not thoroughly researched its stand on good governance topics. For instance, in our management's 2001 formal statement on this topic:

1) There is no evidence that our management located any of the numerous reports that support this good governance topic.
2) Our management claims that directors are just as accountable with 3-year terms as with one-year terms. This is like a claim that employees would be just as accountable with 3-years between job reviews.
3) The concluding management argument is that our company has set up multiple barriers to discourage this worthwhile proposal topic.

Also:

4) Shareholders have no assurance that our management will not again …
   a) Spend shareholder money to prevent us from even casting a vote on this worthwhile topic, as our management did in 2002.
   b) Spend shareholder money on extra solicitations touting its stand on this topic, as it did in 2001.

Serious about good governance

Enron and the corporate disasters that followed forced many companies to get serious about good governance. This includes electing each director annually. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board can help minimize damage.

A look back at *Business Week's* inaugural ranking of the best and worst boars in 1996 tells the story. For the 3 years after the list appeared, the stocks of companies with the best boards outperformed those with the worse boards by 2 to 1. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as lax in oversight.

To protect our investment money at risk:



Elect Each Director Annually
Allow Topic That Won Our 52%-Yes Vote in 2001
Yes On 4

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topics and submittal dates available to shareholders.

If our company at all considers yet again spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

Appendix B

5965 S. Citrus Ave.
Los Angeles, CA 90043

Appendix B

Mr. Stephen Baum
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
Phone: (619) 696-2034
Fax: (619) 696-2374

Dear Mr. Baum,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

It is recommended the company not challenge this proposal with the Securities and Exchange Commission. This is a reasonable recommendation due to the increased responsibilities of the Securities and Exchange Commission to reestablish confidence in our nation's publicly traded companies. Furthermore, Securities and Exchange Commission Chairman Harvey L. Pitt said corporate attorneys work for shareholders.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden 10-20-02

Ray T. Chevedden Date
Ray T. Chevedden and Veronica T. Chevedden Family Trust 050490
Shareholder of Record

cc: Thomas Sanger
Corporate Secretary
FX: 619/696-4508
PH: 619/696-4644

3 – Allow Simple-Majority Vote
This topic won our 54%-yes vote

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, submits this proposal for shareholder vote on behalf of Ray T. Chevedden and Veronica G. Chevedden Family Trust.

Allow Simple-Majority Vote

Shareholders recommend our company take the steps necessary to implement a simple-majority vote rule. This recommendation includes all issues submitted to shareholder vote to the fullest extent possible. This proposal recommends the greatest flexibility to adopt the spirit and the letter of this topic to the fullest extent possible, as soon as possible, by amending our company governing documents including the bylaws.

Simple-majority requirements are widely supported

Major pension funds support simple-majority provisions. Proponents of simple-majority vote said that super-majority vote requirements, like Sempra's, may stifle bidder interest in the company and devaluate the stock. Simple-majority resolutions at major companies won an average 54% of yes-no shareholder votes in 1999 and 2000 and an 85%-yes vote at Alaska Air in 2002.

Shareholder resolutions should be binding

Shareholder resolutions should be binding according to *Business Week* in "The Best & Worst Boards" cover-page report, October 7, 2002. By not acting on the 54%-yes vote our directors have the dubious distinction of not commanding the full support of shareholders on a key company rule.

Institutional investor support of this topic should command our directors' attention

This proposal topic won significant institutional support to win 54% of the yes-no vote at the 2001 annual meeting. It is important for our company to maintain institutional investor support. If our management loses the support of a number of large institutional investors and they sell their stock, it could negatively impact all shareholders. Increasingly institutional investors recognize their role as owners of companies.

54% yes vote – A significant win considering our management's vote-no campaign

Our management spent money on three vote-no letters on this proposal topic. If our management had not spent this money the yes-vote might have exceeded 54%.

Management Commitment to Shareholders

By adopting a policy to allow simple majority vote, our board could demonstrate a commitment to the greatest management concern for shareholder value.

In recent years, various companies have been willing to implement proposal topics that won a majority of yes-no shareholder votes. We believe that our company should do so as well.

Allow Simple-Majority Vote
This topic won our 54% yes vote
Yes on 3

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) The Securities and Exchange Commission "is faced with a dramatic increased workload that is stretching its resources to the limit," Rep. John Dingell (D-Mich.) and Rep. Edward Markey, (D-Mass.).

3) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

Appendix C

Appendix C


Sempra Energy®

Gary Kyle
Chief Corporate Counsel

101 Ash Street
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
GKyle@sempra.com

November 1, 2002

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This letter acknowledges our receipt of your two shareholder proposals (ostensibly on behalf of named proponents Chris Rossi and the Ray T. Chevedden and Veronica G. Chevedden Family Trust) for inclusion in the proxy materials for our Annual Meeting of Shareholders pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule. It will also call to your attention deficiencies with respect to your proposals that if not appropriately and promptly corrected would permit us to exclude both proposals from our proxy materials.

Initially, it appears that you (rather than the named proponents) are the actual proponent of each of these proposals. If you disagree, please advise us of any facts that would enable us and the Staff of the Securities and Exchange Commission to reach a contrary conclusion. In particular, please advise us of the following:

- Have you requested, solicited or otherwise approached or encouraged any of the named proponents to authorize you to submit these proposals as agent?
- Have you suggested the topics for these proposals to either of the named proponents?
- Are you (rather than the named proponent) the primary author of any of these proposals?
- Have you (or any other shareholder proponents for whom you have purported to act as agent) also submitted shareholder proposals to other corporations that are substantially identical to any of these proposals?
- Do you have any substantial personal, business, or other relationship with Chris Rossi other than in connection with shareholder proposals?
- What is your relationship to the Ray T. Chevedden and Veronica G. Chevedden Family Trust and its trustees?

- Have you done or do you expect to do substantially all of the work submitting and supporting either of these proposals?

- Do either of the named proponents expect to attend the Sempra Energy Annual Meeting of Shareholders (expected to be held in Southern California) at which these proposals would be considered?

Providing the foregoing information as well as any other relevant factual information would assist us and the Staff of the Securities and Exchange Commission in determining whether your proposals must be included in our proxy materials. And a failure to provide this information may be viewed as appropriately supporting a conclusion that the proposals may properly be excluded.

As the actual proponent of these proposals, under the Shareholder Proposal Rule you would be entitled to have only one proposal included in our proxy materials and only if you are and have been the owner of the requisite number of our shares. A search of our shareholder records indicates that you are not a registered holder of our shares. Consequently, we cannot ourselves verify your eligibility to submit a shareholder proposal.

Accordingly, under the Shareholder Proposal Rule you must provide proof of your eligibility to submit a proposal. To do so, you will need to provide us with a written statement from a "record" holder of our shares verifying that you have continuously held at least $2,000 in market value of our shares for at least one year by the date you submitted your proposal. You must also include your own written statement that you intend to continue to hold the shares through the date of our 2003 Annual Meeting. Both of these written statements must be provided in a response postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure to so provide either of these statements would permit us to exclude your proposal from our proxy materials.

But even if you are eligible to submit a shareholder proposal, under the Shareholder Proposal Rule you would be entitled to submit no more than one proposal. The rule affords you the opportunity to reduce the number of your proposals to comply with this limitation. To do so, you should select which of the two proposals that you would elect to pursue and withdraw the other. You must do so in a written response to this letter that is postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure to so reduce the number of your proposals would permit us to exclude both of your proposals from our proxy materials.

We also note that each of your proposals contains untrue and materially misleading statements. Each also contains statements for which no factual support is provided, as well as opinions which are not identified as such and for which no sources are cited. These must all be properly corrected if the proposals are to be included in our proxy materials.

Calling your attention and that of your named proponents to the foregoing requirements does not, of course, waive any other basis that we may have for excluding your proposals from our proxy materials.

Finally, we note that your letters submitting these proposals recommend that we "not challenge [them] with the Securities and Exchange Commission." We, of course would not "challenge" proposals that we believe comply with the Shareholder Proposal Rule. Accordingly, we urge that you promptly comply with that rule.

Very truly yours,

Gary W. Kyle

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

Ray T. Chevedden and Veronica G. Chevedden Family Trust
5965 S. Citrus Avenue
Los Angeles, CA 90043

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310/371-7872

6 Copies
7th copy for date-stamp return

December 20, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
Investor Response to Company No Action Request
Poison Pill Topic
Nick Rossi

Ladies and Gentlemen:

This letter addresses the company December 10, 2002 no action request.
The text that follows supports the respective line listing in the shareholder proposal.

Ray T. Chevedden Proposal, Simple Majority Vote

Line 13
Ironically the text "Simple-majority requirements are widely supported" which the company wants to omit is supported by the subsequent vote-percentage text which the company also wishes to omit.

The 54% vote is from the enclosed Investor Responsibility Research Center chart.

The 85% vote is from the IRRC June 14, 2002 press release.

Line 16
The vote percentages are supported by the enclosed Investor Responsibility Research Center table.
The enclosed IRRC press release gives evidence of the increasing relevance of citing the highest percentage vote obtained for key governance topics. The company has provided no evidence that the good governance principles flip flop from company to company.

Line 21
The inclusion of the super-majority vote rule in the company governing documents is evidence that this is a key company rule. The fact that the company is not requesting that this topic be deleted on ordinary business grounds is additional evidence that this is a key company rule.

Line 26

The Reuters Yahoo! Report is included to support the approximate 52% ownership by institutional investors. It is self-evident that losing significant support from 52% of shareholders could negatively impact all shareholders.

Line 30

The company does not explain how text on spending money on solicitations "implies" anything "improper." This is yet another example of the subjective method used by the company. When the company did an extra solicitation it notified shareholders through a filing with the Securities and Exchange Commission. The company has provided no sound basis for shareholders to not able to communicate pertinent information that the company has already entered in the public record.

Line 33

The company does not explain how text on achieving superior concern for shareholder value "implies" the board has "failed to discharge its fiduciary duty." This is another subjective company argument.

Line 35

Navistar, Columbia/HCA, McDermott International and Airborne, Inc. have responded positively to shareholder votes on shareholder proposals.

Nick Rossi Proposal, Annual Election of Each Director

Line 7 vote percentage

The Investor Responsibility Research Center news release is enclosed to support the 63% figure. A greater than 60% overall proposal vote result is highlighted in the enclosed updated Investor Responsibility Research Center chart. The number of companies which vote this topic has now increased to 41.

Line 8

SLB No. 14 addresses the inclusion of websites in shareholder proposals, "[W]e count a website address as one word for purposes of the 500-word limitation ..."

The following are precedents with exhibits for the Council of Institutional Investor or other corporate governance websites to be included in proposal text:

Occidental Petroleum Corporation (March 8, 2002)

"• revise the phrase that begins 'Pills adversely affect ...' and ends '... www.thecorporatelibrary.com/power' so that it includes the accurate quote from the page reference to the referenced source;"

The Boeing Company (February 7, 2002)

The company asked that the Council of Institutional Investors website be excluded. The Staff letter did not instruct the proponent to omit the website and Boeing published the website.

It is believed that concern regarding the possibility of inappropriate information from a website was intended to refer primarily to non-mainstream information sources unrelated to corporate governance and businesses news sources.

To support the company claim the company produced no evidence that the Council of Institutional Investors publishes or tends to publish "false and misleading" text.

Line 11
The Reuters Yahoo! Report is included to support the approximate 52% figure.

Line 13
The cited evidence of the company's poor response to challenges in 2002 is at least arguably a reason to request the directors stand for election each year. The proposal text uses the word "believes" to ensure that this point is not overstated.

Line 20
Contrary to company belief, a narrative on a purported board evaluation does not meet the requirement of evidence. There is still no evidence that the company located any of the numerous reports that support this proposal topic.

Line 31
The company is apparently in agreement that the company spent shareholder money to prevent shareholders from voting on this topic in 2002.

Line 36
Asserting that many companies are getting serious about their governance due to one blatant example of poor governance can be a lesson for all companies. Again the company uses subjective argument. The company provides no evidence that the company is serious about corporate governance.

Line 37
According to the Council of Institutional Investors website electing each director annually is good governance practice. Council recommendations are not the conclusion of one person.

Line 40
The *Business Week* text is included from "The Best & Worst Boards, October 7, 2002.

The company is a repeat filer of no action requests on established topics which are subsequently published and receive substantial shareholder votes.

The company position in a nutshell is that there is almost nothing that can be known about corporate governance or the company with enough certainty to be allowed in a shareholder proposal.

Under the company's typical subjective method of pre-judging shareholder proposals it would be nearly impossible to construct a shareholder proposal that would not be subject to a long list of company complaints.

Some of the company myths or practices are:

The company has material difficulty in determining the level of institutional investor ownership.

Shareholders cannot communicate information contained in the company's Securities and Exchange filings

Shareholders who submit proposals should submit to intrusive company questions and the answers can be included in the public record.

Mr. Rossi has independently submitted shareholder proposals for more than 10 years. As the company is well aware there are many examples of shareholders who have cooperated with other shareholders in submitting shareholder proposals, notably on social policy shareholder proposals. This has been a practice of not less than 25 yeas. The company apparently believes this practice should be abruptly reversed.

The company lists a number of shareholder proposals, many of which went on to win substantial shareholder support. But what does this accomplish for the company claim?

The bottom line, from the cases the company presents, is that the company does not pick its best case and show that the facts fit Mr. Ray T. Chevedden's submission and Mr. Nick Rossi's submission.

The company has never disputed that Mr. Ray T. Chevedden and Mr. Nick Rossi have substantial holdings in the company – a great multiple of the value of shares and one year requirement. The company claim does not focus on a reason Mr. Ray T. Chevedden and Mr. Nick Rossi should be excluded from their right to submit a shareholder proposal.

The company does not suggest that Mr. Ray T. Chevedden and Mr. Nick Rossi do not strongly support good governance.

The company's own words are, "Nothing in the Shareholder Proposal Rule prohibits a shareholder from enlisting the aid of others in submitting a shareholder proposal."

The company provides no evidence that Mr. Ray T. Chevedden and Mr. Nick Rossi have stepped over some type of vague line that the company cannot define.

The company outrageously argues that if shareholders do not answer its intrusive personal questions which will then become public record – this blatant company act bolsters the company claim.

The company does not address whether it fits this description:
Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Stephen Baum
Chairman



IRRC

Corporate Governance Service

Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

(09/27/00)

	—2000—		—1999—		
Proposal type (X) = pending	*# of proposals*	*Average vote+*	*# of proposals*	*Average vote+*	*Trend^*
Redeem or vote on poison pill (0)	24	57.8	27	61.9	-4.1
Eliminate supermajority vote (1)	7	54.6	3	54.6	0.0
Repeal classified board (4)	51	53.9	63	47.3	+6.6
Confidential voting (0)	5	52.2	4	42.6	+9.6
Shareholders call sp. mtg./act by writ. con (0)	2	41.8	2	49.2	-7.4
Restrict non-employee director pensions (0)	2	35.9	2	30.3	+5.6
Vote on future golden parachutes (2)	5	29.9	11	26.1	+3.8
Provide for cumulative voting (4)	20	27.8	29	27.0	+0.8
Independent nominating committee (2)	3	24.2	3	24.8	-0.6
Director independence (2)	11	23.9	11	22.6	+1.3
Sell company/spin off/hire investment banker (10)	19	20.1	21	12.1	+8.0
Increase board diversity (0)	5	19.9	7	15.3	+4.6
Separate CEO & chairman (0)	2	19.0	3	19.0	0.0
No repricing underwater stock options (0)	1	11.2	3	30.7	--
Disclose executive compensation (0)	5	9.6	7	10.9	-1.3
Restrict executive compensation* (4)	14	7.7	31	7.3	+0.4
Independent compensation committee	0	0	2	25.4	--
Performance-based stock options	0	0	4	26.3	--

+ Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*
^Trend figures are calculated for categories with more than one proposal.



FOR IMMEDIATE RELEASE
June 14, 2002

For more information contact:
Carol Bowie, Director, Governance Research
CBowie@irrc.com
Meg Voorhes, Director, Social Issues Research
MVoorhes@irrc.com
(202) 833-0700

IRRC Tally Shows Record Support for Shareholder Proposals in 2002

WASHINGTON, D.C. -- In the first "post-Enron" annual meeting season, shareholders have been sending three loud and clear messages to corporations: Put more independent directors on boards, let shareholders vote on executives' pay and severance packages, and don't allow a company's auditor to do consulting work with the firm.

The potent combination of Enron's meltdown, accounting and securities analysts scandals, and persistent market doldrums has galvanized unprecedented support for several corporate governance issues at the 2,000 leading public companies where the Investor Responsibility Research Center tracks votes. At the same time, rising concerns over global warming have led to a doubling of support for shareholder resolutions asking companies how they will respond to this pressing environmental issue.

Extraordinary votes for some novel governance proposals

The much publicized "auditor conflict" resolution, which asks companies not to hire the same accounting firm to perform external audit services and non-audit services, has been garnering remarkable support. Union pension funds drafted and submitted this first-time proposal, and the average level of support for 12 resolutions with early vote tallies is an astounding 29.8 percent. The highest vote so far was at **PG&E**—46.5 percent of the votes cast. A similar vote at **Walt Disney** earlier in the year garnered support from 41.2 percent of the votes cast and prompted several companies—including **Apple Computer, Bristol-Myers Squibb and Johnson & Johnson**—to negotiate with proponents to withdraw their proposals in exchange for the company's commitment to prohibit or severely restrict consulting by auditors.

In another astonishing result, **Mentor Graphics** investors approved—by a margin of 57 percent—a resolution asking the company to put all stock plans with material dilution to a shareholder vote. "That result may be the highest tally ever for a first-time proposal," says IRRC's Director of Governance Research Carol Bowie. The gist of the proposal, which was filed by TIAA-CREF in its continuing campaign to compel companies to limit dilution from employee stock plans, is incorporated in new listing rules proposed by the New York Stock Exchange.

Another governance proposal introduced in 2002 asks for a report on directors' role in formulating corporate strategy. Union pension funds filed a total of 23 such resolutions, eight of which will come to a vote. Four

— more —

resolutions that IRRC has tallies for so far received support from an average of 8.5 percent of votes cast, a significant level for a novel proposal. The remaining 15 were withdrawn after negotiation.

Golden parachutes getting thumbs down

CEO pay, especially reports of fat separation packages for disgraced executives, also has attracted shareholders' ire this year. The most prevalent executive pay-related proposal is aimed at curbing severance, specifically asking companies to allow shareholders to vote on future "golden parachute" agreements with senior executives. Results for the first 13 of a total of 19 proposals being voted on this year show average support of 39.6 percent of the votes cast. That figure is up substantially from an average support of 31.8 percent of the votes cast in 2001, when IRRC tracked a total of 13 golden parachute proposals that came to a vote.

The headline-grabbing vote on this issue occurred at **Bank of America**, where support from 50.7 percent of the votes cast prompted BoA's CEO Ken Lewis to publicly commit to act on the proposal. In 2001, an almost identical proposal submitted by the same proponent, the Teamsters, received just 40.7 percent of votes cast. Norfolk Southern shareholders also gave majority support to this proposal, with 55.8 percent of votes favoring it.

Similar proposals submitted by the Amalgamated Bank's LongView Collective Investment Fund also picked up strong support. LongView says its proposal at **Sprint** received 50 percent of the votes cast, while one at **Citigroup** garnered 47.7 percent and another at **General Electric** received 47 percent of the votes cast.

Director independence and takeover defenses also rile shareholders

In the post-Enron era, shareholders also are throwing substantial support behind proposals asking for more independence on boards. Average voting results for seven proposals asking to increase board independence stands at 29 percent, with a high of 56 percent recorded for the proposal submitted by Walden Asset Management to **EMC**. In 2001, average support for a total of seven proposals that came to a vote was just 22.5 percent, and the highest support was 31.9 percent (at **American International Group**).

The majority of shareholders voting on proposals addressing antitakeover devices such as poison pills and classified boards already support these proposals, and their numbers continue to rise. Results for 25 proposals obtained to date that ask companies to repeal their classified boards, for example, average 63 percent of votes cast. That is a significant increase from the average of 52.4 percent for a total of 46 such proposals voted on last year. So far in 2002, the highest level of support for a board declassification proposal was at **Airborne**, where a Teamsters-sponsored resolution received 84.5 percent of the votes cast—and all but two of the 25 resolutions received majority support.

Proposals asking companies to redeem their existing poison pills and/or allow shareholder votes on future pills also look to break records this year. Voting results obtained for 38 poison pill proposals show that average support stands at 60.1 percent, compared with an average of 57 percent support for a total of 22 pill proposals

— more —

that came to a vote last year. The highest vote recorded so far in 2002 was again at **Airborne**, where a proposal submitted by longtime activist John Chevedden garnered 91.4 percent of votes cast, according to preliminary results. Thirty poison pill proposals have attracted majority support so far.

High Scoring Governance Shareholder Proposals of the 2002 Season

Company	Proposal	Sponsor	Vote (High Vote So Far)	Avg. Support for Proposal Type So Far	Avg. Support for Proposal Type in 2001
Airborne	Redeem Or Vote On Poison Pill	J. Chevedden	91.4%	60.1%	57.0%
Alaska Air Group	Eliminate Supermajority Provision	J. Chevedden	85.0%	61.0%	57.9%
Airborne	Repeal Classified Board	Teamsters	84.5%	63.0%	52.4%
Airborne	Adopt Confidential Voting	W. Ziebarth	83.2%	58.8%	52.9%
Mentor Graphics	Vote On All Stock-Based Compensation Plans	TIAA-CREF	57.0%	nm	—
EMC	Increase Board Independence	Walden Asset Mgmt	56.0%	29.0%	22.5%
Norfolk Southern	Vote On Future Golden Parachutes	LongView	55.8%	39.6%	31.8%
Hartmarx	Adopt Cumulative Voting	C. Peiser	51.0%	31.5%	30.4%
PG&E	No Consulting By Auditors	UBCJA	46.5%	29.8%	—
Verizon Communications	Pension Fund Surplus Accounting+	C. Jones	42.7%	24.5%	—
EMC	Commit To Or Report On Board Diversity	Conn. Retirement Plans	32.0%	nm	20.5%
General Electric	Award Perfomance-Based Stock Options	LongView	30.0%	nm	25.9%
Union Pacific	Have Independent Board Chairman	LongView	28.3%	nm	15.7%
Household International	Link Executive Pay To Social Criteria	Domini	27.0%	9.2%	9.5%
PG&E	Report On Directors' Role In Corporate Strategy Formulation	Laborers	14.2%	8.5%	—



IRRC

Corporate Governance Service
Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

	—2002—		—2001—		
(X) pending proposals	*# of proposals*	*Average vote+*	*# of proposals*	*Average vote+*	*Trend^*
Eliminate supermajority vote	10	61.5	12	57.9	+3.6
Repeal classified board	41	61.3	46	52.4	+8.9
Redeem or vote on poison pill	50	60.2	22	57.0	+3.2
Confidential voting	5	59.4	7	52.9	+6.5
Increase compensation committee indepencence	2	43.1	2	42.1	+1.0
No repricing underwater stock options	2	41.0	1	46.6	--
Separate CEO & chairman	3	35.8	3	15.7	+20.1
Vote on future golden parachutes	18	35.3	13	31.8	+3.5
Provide for cumulative voting	19	33.2	19	30.4	+2.8
Increase board independence	12	30.8	7	22.5	+8.3
Increase board diversity(1)	3	21.2	6	20.5	+0.7
Increase nominating committee independence	6	20.3	2	38.6	-18.3
Performance-based stock options	4	19.9	9	25.9	-6.0
Restrict executive compensation*	8	16.0	17	12.2	+3.8
Sell company/spin off/hire investment banker	2	13.5	21	13.2	+0.3
Disclose executive compensation	2	10.1	2	9.2	+0.9
Increase key committee independence	7	21.4			
No consulting by auditors	21	28.8			
Pension fund surplus reporting	5	25.9			
Report on dirs' role in corp. strategy	7	8.5			

+Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*
^Trend figures are calculated for categories with more than one proposal

Profile - Sempra Energy (NYSE:SRE)



As of 12-Dec-2002

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Location

101 Ash Street
San Diego, CA 92101

Phone: (619) 696-2034
Fax: (619) 696-2374
Email: investor@sempra.com

Employees (last reported count): 11,511

Financial Links

- Institutional Ownership
- Upgrade/Downgrade History
- Historical Price Data
- SEC Filings from Edgar Online

Competitors:
- Sector: Utilities
- Industry: Natural Gas Utilities

Company Websites

- Home Page
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Index Membership

- S&P 500

Ownership

- **Insider and 5%+ Owners:** 12%
- **Institutional:** 52% (59% of float) (741 institutions)
- **Net Inst. Buying:** 3.88M shares (+ 3.49%) (prior quarter to latest quarter)

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Business Summary

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Sempra Energy purchases, sells, distributes, stores and transports natural gas. The Company operates through its utility subsidiaries, which include Southern California Gas Company, San Diego Gas and Electric, Sempra Energy Trading, Sempra Atlantic Gas, Sempra Energy Resources, Sempra Energy Solutions and Sempra Energy Financial. The Company purchases, sells, distributes, stores and transports natural gas. SoCalGas owns and operates a natural gas distribution, transmission and storage system that supplies natural gas to 5.1 million end-use customers throughout a 23,000-square-mile service territory from central California to the Mexican border. The Company buys natural gas under several short-term and long-term contracts. Short-term purchases are from various Southwest United States and Canadian suppliers, and are primarily based on monthly spot-market prices.

More from Market Guide: Expanded Business Description

Financial Summary

SRE is a California-based energy services company whose primary subsidiaries are San Diego Gas and Electric, which provides electric and gas service to San Diego and southern Orange Counties, and Southern California Gas Company. For the nine months ended 9/30/02, revenues decreased 33% to $4.34 billion. Net income rose 8% to $443 million. Revenues reflect lower natural gas prices. Net income was offset by a reduction in natural gas and electric fuel costs.

More from Market Guide: Significant Developments

COUNCIL *of* INSTITUTIONAL INVESTORS

Council Policies





Money



Council Policies

- Corporate Governance
- Independent Director Definition
- Soft Dollars

Corporate Governance Policies

The Council of Institutional Investors' corporate governance policies establish goals and guidelines for the effective governance of publicly traded corporations. The policies include fundamental core policies that the Council believes should be implemented by all companies, general principles of shareholder rights and board accountability, and a number of more general position statements on various corporate governance issues. It is the Council's hope that corporate boards will meet or exceed these standards and adopt similarly appropriate additional policies to best protect shareholders' interests.

The Council believes that all publicly traded companies and their shareholders and other constituencies benefit from written, disclosed governance procedures and policies. Although the Council believes that the meaningful oversight a board provides may owe most, on a routine basis, to the quality and commitment of the individuals on that board, policies also play an important governance role. Policies can help an effective board perform optimally in both routine and difficult times, and policies can help individual directors and shareholders address problems when they arise.

The Council supports corporate governance initiatives that promote responsible business practices and good corporate citizenship. The Council believes that the promotion, adoption and effective implementation of guidelines for the responsible conduct of business and business relationships are consistent with the fiduciary responsibility of protecting long-term investment interests.

Consistent with their fiduciary obligations to their limited partners, the general partners of venture capital, buyout and other private equity funds should use appropriate efforts to encourage the companies in which they invest to adopt long-term corporate governance provisions that are consistent with the Council's Core Policies, General Principles and Positions or other comparable governance standards.

Council policies bind neither members nor corporations. They are designed to provide guidelines that the Council has found to be appropriate in most situations. Most of the following policies have withstood the test of over a decade of corporate experience. But members are aware that situations vary and Council members only raise policy issues in particular situations when underlying facts warrant.

CORE POLICIES



1. All directors should be elected annually by confidential ballots counted by independent tabulators. Confidentiality should be automatic and permanent and apply to all ballot items. Rules and practices concerning the casting, counting and verifying of shareholder votes should be clearly disclosed.
2. At least two-thirds of a corporation's directors should be independent. A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. (See definition of indepedent director.)
3. A corporation should disclose information necessary for shareholders to determine whether each director qualifies as independent, whether or not the disclosure is required by state or federal law. To assist shareholders in making these determinations, corporations should disclose all financial or business relationships with and payments to directors and their families and all significant payments to companies, non-profits, foundations and other organizations where company directors serve as employees, officers or directors. (See explanatory notes for the types of relationships that should be disclosed.)
4. Companies should have audit, nominating and compensation committees. All members of these committees should be independent. The board (rather than the CEO) should appoint committee chairs and members. Committees should have the opportunity to select their own service providers. Some regularly scheduled committee meetings should be held with only the committee members (and, if appropriate, the committee's independent consultants) present. The process by which committee members and chairs are selected should be disclosed to shareholders.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions concerning the sale or pledge of corporate assets which would have a material effect on shareholder value. A sale or pledge of assets will automatically be deemed to have a material effect on shareholder value if the value of the assets at the time of sale or pledge exceeds 10 percent of the assets of the company and its subsidiaries on a consolidated basis.

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Yale School of Management.

There are already signs that boards are starting to demand more of their directors. Headhunters report spiking demand for independent directors—curmudgeons who will act as watchdogs, not lapdogs. Director "boot camps" and training seminars, such as those run by the Kellogg School and the University of Georgia's Terry College of Business, report standing-room-only crowds. Governance gurus who advise companies on revamping their boards, such as Harvard's Jay W. Lorsch and Ira M. Millstein of the law firm Weil, Gotshal & Manges LLP, are so busy they're turning away work. Directors say they're ready to embrace even some of the more radical reform ideas, including expensing stock options, increasing the audit committee's responsibility for risk, and appointing a "lead" independent director. At many companies, the workload is heavier than ever. At Lucent Technologies, for example, which has been hammered by the telecom meltdown, the chairman communicates with directors once a week, and the audit committee convenes every month. "In the post-Enron days, governance has become critical," says Sanjay Kumar, CEO of Computer Associates.

That's in stark contrast to most of the 1990s, when corporate governance hardly seemed to matter: The buoyant stock market rewarded both good and bad boards. But when the bubble burst, that changed. Suddenly, the importance of governance was clear. In a time of crisis, a vigorous board that has done its job can help companies minimize the damage. A look back at *BusinessWeek*'s inaugural ranking of best and worst boards in 1996 tells the story. For three years after the list appeared, the stocks of companies with the best boards outperformed those with the worst by 2 to 1. But as the economy slowed starting in 2000, the Best Boards companies retained much more of their value, returning 51.7%, vs. -12.9% for the Worst Boards companies. Ralph V. Whitworth, the director who nurtured Waste Management Inc. through its accounting crisis and engineered governance turnarounds there and at Apria Healthcare, says investors in well-gov-

PRINCIPLES OF GOOD GOVERNANCE

Here's what we look for in evaluating boards:

INDEPENDENCE

No more than two directors should be current or former company executives, and none should do business with the company or accept consulting or legal fees from it. The audit, compensation, and nominating committees should be made up solely of independent directors.

STOCK OWNERSHIP

Each director should own an equity stake in the company worth at least $150,000, excluding stock options. The only exception: new board members who haven't had time to build a large stake.

DIRECTOR QUALITY

Boards should include at least one independent director with experience in the company's core business and one who is the CEO of an equivalent-size company. Fully employed directors should sit on no more than four boards, retirees no more than seven. Each director should attend at least 75% of all meetings.

BOARD ACTIVISM

Boards should meet regularly without management present and should evaluate their own performance every year. Audit committees should meet at least four times a year. Board should be frugal on executive pay, decisive when planning a CEO succession, diligent in oversight responsibilities, and quick to act when trouble strikes.

HOW WE RATED THEM The *BusinessWeek* ratings were based on a survey of 51 governance experts conducted for *BusinessWeek* by Harris Interactive; a proxy analysis by *BusinessWeek* of companies identified by survey respondents as having the "most effective" and "least effective" boards; and an analysis of overall board performance by *BusinessWeek* editors. The proxy analysis grades each company on the extent to which it meets 16 governance standards in the areas of independence, accountability, and quality. Performance measures include the board's handling of strategy, oversight, and executive pay. Data were provided by the Investor Responsibility Research Center, the Corporate Library, and Institutional Shareholder Services.

board does not ensure that a company is never going to find itself in a crisis," says Whitworth. "The real test is what they do in reaction to a crisis."

Even the best boards could take a page from Whitworth's playbook. When he was called in to Waste Management in the wake of the accounting scandal in 1998, a serious illness on the part of the CEO brought in to fix things forced Whitworth to take charge. He demanded the resignations of three top executives who had sold stock just months before an earnings miss. With two other board members, he set up shop at the Houston headquarters, meeting with a crisis team every day at 5 p.m. for 90 consecutive days, as an army of 1,200 accountants scoured the company's books—all while recruiting a new CEO and resetting company strategy. "It's a great success story and one of the most dramatic turnarounds in governance," says Kenneth A. Bertsch, director of corporate governance at TIAA CREF, the huge teachers' pension fund and a governance gadfly. "It's when you have a company crisis that something has to happen, or the company can just go down."

If Corporate America succeeds in remaking governance, one of the greatest ironies will be that we have Enron to thank for it. When the unquestioning faith Enron's board placed in the company's management was revealed as a colossal blunder, faith in other once-revered executives also began to falter. Almost on cue, the giants began falling—Tyco, WorldCom, Global Crossing—confirming suspicions that the blight of greed and hubris that brought down Enron was more widespread.

Enron, and the corporate disasters that followed, forced many companies to get serious about governance. There are signs, especially, that boards are finally starting to grapple with the most egregious governance failure of the 20th century: astronomical executive pay. At E*Trade Group Inc., CEO Christos M. Cotsakos returned $21 million in pay after shareholder anger over his $80 million pay package boiled over. And in July, the head of the compensation committee, who had business ties to Cotsakos, resigned. At Dollar Gen-


The Motley Fool.
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June 13, 1997

Tossing the Poison Pill

by Jim Surowiecki (Surowiecki)

In the 1980s, as corporate America was swept by merger- and- acquisitions fervor and the leveraged buyout (LBO) became the favored tool of raiders like Victor Posner, Carl Icahn, and Ronald Perelman, corporations came up with a slew of tactics designed to frustrate hostile acquisitions. The tactics were all christened with vaguely poetic labels, testimony to the self-mythologizing that characterized so much of that world. Companies under assault would try to find a "white knight," an outside investor who would either acquire the company outright or buy enough shares to repel any hostile advances. Elaborate "golden parachute" clauses were written into managers' contracts, increasing the cost of any takeover. And "poison pill" plans were adopted, schemes in which any takeover attempt immediately allowed the company to issue millions of extra shares to existing shareholders, making it much more expensive to acquire the company.

In the context of the 1980s, when any number of LBOs resulted in the dismantling of profitable companies and the crippling of others with huge debt burdens, the embrace of schemes like the poison pill was understandable. But while these schemes did have the (perhaps) beneficial effect of making hostile takeovers more difficult, they also had the effect of making corporate management less accountable to shareholders. Takeover attempts only work, after all, if the offer put on the table represents a meaningful premium to the company's share price. What such an attempt signals, then, is generally -- though not always -- that management has created a situation in which the market is undervaluing the company. Shareholders' response to a takeover offer might be seen, in this context, as a kind of referendum on management -- the kind of referendum that management almost always wants to avoid.

The poison pill is, in a sense, the ideal tool for insulating management from real accountability because it works by giving existing shareholders a "right" they didn't previously have, namely the right to buy a certain number of new shares -- generally at a discounted price -- once a hostile acquirer has built up a sizeable stake of shares or announces intentions to do so. Take, as a simple example, SNYDER OIL (NYSE: SNY), which recently adopted such a plan. If any person or group acquires 20% or more of Snyder's stock, each shareholder -- other than the acquirer -- will have the right to buy for $70 common shares worth twice as much.

On the surface, this seems to represent a boon to shareholders, since they get to buy new shares at essentially a 50% discount (though many poison pill plans are not quite so generous). While the manner in which such a plan treats shareholders differently seems troubling -- the potential acquirer, who is a shareholder like any other, is the only one who doesn't get to buy the new shares -- for current shareholders poison pills often appear to be a license to print money.

The only difference, of course, is that what's being printed is not money but rather common stock, and in the long run issuing millions of shares without any corresponding increase in the company's profits is almost guaranteed to dilute the value of those shares. The term "poison pill," after all, was intended to evoke the somewhat suicidal quality of the maneuver. The plans make it impossible for companies to be acquired, but do so by making them so inflated in market cap -- though not in share price -- as to invite disaster.

Still, because poison pills protect management, and because they do so while embracing the rhetoric of "shareholder rights," more than a few corporations adopted them during the 1980s. In fact, over 1,800 public U.S. corporations have some form of a poison pill. What's interesting is that this has set the stage for a series of sharply contested battles over poison pills in the last year, battles that generally pit company management against shareholder activists anxious to abolish the plans. In the context of the ongoing attempt to make corporations more responsible to their owners, the struggle against poison pills is crucial, even if often for only symbolic reasons. By stripping away yet another of the multiple layers of insulation and mediation that have been built up between shareholders and management, the elimination of poison pills works to create an environment in which those who own the company are able to exercise real voice.

Needless to say, more than a few managers see things rather differently, and are spending a great deal of time trying to convince shareholders to keep -- or, in some cases, even to adopt -- poison pills. Their efforts, though, have been lent a great deal of urgency by the success that shareholder activists have had in getting resolutions to rescind the poison pills placed on proxy ballots. The fight over poison pills is taking place at shareholder meetings across the country, and it's a fight more often acrimonious and bitter than it is gentlemanly.

This spring, 20 different anti-poison pill resolutions were being considered by shareholders. Some of these resolutions called for the outright elimination of pills, others were non-binding resolutions asking the board to approve elimination, and still others required companies without pills to seek shareholder approval before adopting one. In April, shareholders at **FLEMING** (NYSE: FLM) voted on one such plan, and for the first time in history imposed a mandatory rule prohibiting a board from implementing a pill plan without prior approval. And in February, **TRW** (NYSE: TRW) agreed to drop its poison pill by the year 2000 or to get shareholder approval for its extension in exchange for the withdrawal of an anti-pill resolution that had been sponsored by the Operating Engineers union.

Perhaps the most striking victory for antipill advocates came just a month ago, when shareholders of **COLUMBIA/HCA HEALTHCARE** (NYSE: COL) voted overwhelmingly to eliminate a poison pill measure that the company had adopted -- without shareholder approval -- just four years earlier. The antipill resolution, initially proposed by a investment fund, was embraced strongly by the Service Employees International Union (SEIU), which represents many of Columbia's workers. SEIU conducted a mailing campaign in support of the resolution, arguing that any plan which could have a dramatic impact on shareholder value should, at the very least, be approved by shareholders. Tellingly, after the vote's outcome was made public -- 61% of the votes cast were in favor of eliminating the pill -- Columbia's CEO, Rick Scott, said that the resolution was nonbinding and that shareholders did not have the final say. "The board of directors," he said, "is not required to accept the decision of the shareholders on this issue." Just a few days later, though, the board in fact voted to accept that decision.



A similarly contentious struggle is currently underway at **MAY DEPARTMENT STORES** (NYSE: MAY), where Monday company management proclaimed victory in its fight against an antipill resolution, even as UNITE, the union which had sponsored the resolution, levied charges of voting fraud. May filed papers with the SEC that said 110 million votes were cast against the resolution and 82 million votes were cast in favor. But 50 million of the votes cast came from proxy cards that the company had sent out before the antipill resolution was on the ballot. These proxies, which the company has called "discretionary," were used by the company to vote against the antipill resolution unless shareholders later filed an amended card. Astonishingly, the company has admitted its actions but insists that the vote is still valid. UNITE has filed suit to have the discretionary proxies tossed out.

Both Scott's comments and May's tactics are emblematic of the lengths to which management will go in order to protect its prerogatives. It's no coincidence, in that sense, that unions have been the driving force behind the antipill movement, since labor has a clear interest in ensuring that managers are responsible to someone other than themselves. What's most impressive about the antipill resolutions, though, is just how popular they are. According to a study by the Investor Responsibility Research Center cited by the Wall Street Journal, over the last three years these resolutions have garnered the highest

See Previous issues of Labor's Money

Labor's Money:

- A Newsletter for the Taft-Hartley Proxy Voter -

Fall 2001

Shareholder Proposal Prompts Company to Add Sunset Provision to Pill

Company's initial response was not enough, says union funds

McDermott International is adopting a poison pill with a "sunset clause" that makes the continuation of its pill contingent on shareholder approval at the next annual meeting, the company said October 17. At the 2001 annual meeting, the company faced a poison pill proposal from the American Federation of State, County and Municipal Employees (AFSCME). The proposal passed with the support of 54.7 percent of the votes cast, and the company allowed the pill to expire immediately before the annual meeting.

Since the initial vote, the company has been in negotiations with the proponent. "This is exactly the kind of process we applaud," says Mike Zucker, director of the office of corporate affairs at AFSCME. Zucker reports that AFSCME is pleased that the company is putting the pill up for a vote. "It's clear that our proposal prompted this response from the company. What we've always advocated is that the shareholders get to choose what type of tools a board may use to protect shareholders' own interests."



The pill, in addition to requiring shareholder approval for its continuation, is set to expire in five years instead of the more traditional ten years.

AFSCME has not disclosed yet where it will file proposals for 2002, but Zucker notes that the union fund plans to file some poison pill resolutions.

return to index

4 – Elect Each Director Annually
Allow Topic That Won Our 52%-Yes Vote in 2001

Shareholders recommend that each director be elected annually. This proposal recommends that our company's governing documents be amended accordingly. This includes the bylaws.

Our 52%-Yes Vote in 2001

This proposal topic won more than 52% of our yes-no vote at our 2001 annual meeting. Twenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002. Annual election of each director is a Council of Institutional Investors www.cii.org core policy.

Another CII policy is the adoption of shareholder proposals that win a majority of votes cast as this proposal topic did in 2001. Institutional investors own 51% of Sempra stock.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in the past year demonstrate the merits for shareholders to vote annually regarding each director:

1) Sempra's $7 billion contract with the state of California is marred with controversy.
2) California sued Sempra to void the $7 billion contract, alleging Sempra misrepresentation.
3) The lawsuit weakened our stock price, said Goldman Sachs analyst.
4) Moody's cut Sempra's ratings.

Flaws in our Management's Stand

There is evidence that our management has not thoroughly researched its stand on good governance topics. For instance, in our management's 2001 formal statement on this topic:

1) There is no evidence that our management located any of the numerous reports that support this good governance topic.
2) Our management claims that directors are just as accountable with 3-year terms as with one-year terms. This is like a claim that employees would be just as accountable with 3-years between job reviews.
3) The concluding management argument is that our company has set up multiple barriers to discourage this worthwhile proposal topic.

Also:

4) Shareholders have no assurance that our management will not again …
   a) Spend shareholder money to prevent us from even casting a vote on this worthwhile topic, as our management did in 2002.
   b) Spend shareholder money on extra solicitations touting its stand on this topic, as it did in 2001.

Serious about good governance

Enron and the corporate disasters that followed forced many companies to get serious about good governance. This includes electing each director annually. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board can help minimize damage.

A look back at *Business Week's* inaugural ranking of the best and worst boars in 1996 tells the story. For the 3 years after the list appeared, the stocks of companies with the best boards outperformed those with the worse boards by 2 to 1. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as lax in oversight.

To protect our investment money at risk:

Elect Each Director Annually
Allow Topic That Won Our 52%-Yes Vote in 2001
Yes On 4

3 – Allow Simple-Majority Vote
This topic won our 54%-yes vote

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, submits this proposal for shareholder vote on behalf of Ray T. Chevedden and Veronica G. Chevedden Family Trust.

Allow Simple-Majority Vote

Shareholders recommend our company take the steps necessary to implement a simple-majority vote rule. This recommendation includes all issues submitted to shareholder vote to the fullest extent possible. This proposal recommends the greatest flexibility to adopt the spirit and the letter of this topic to the fullest extent possible, as soon as possible, by amending our company governing documents including the bylaws.

Simple-majority requirements are widely supported

Major pension funds support simple-majority provisions. Proponents of simple-majority vote said that super-majority vote requirements, like Sempra's, may stifle bidder interest in the company and devaluate the stock. Simple-majority resolutions at major companies won an average 54% of yes-no shareholder votes in 1999 and 2000 and an 85%-yes vote at Alaska Air in 2002.

Shareholder resolutions should be binding

Shareholder resolutions should be binding according to *Business Week* in "The Best & Worst Boards" cover-page report, October 7, 2002. By not acting on the 54%-yes vote our directors have the dubious distinction of not commanding the full support of shareholders on a key company rule.

Institutional investor support of this topic should command our directors' attention

This proposal topic won significant institutional support to win 54% of the yes-no vote at the 2001 annual meeting. It is important for our company to maintain institutional investor support. If our management loses the support of a number of large institutional investors and they sell their stock, it could negatively impact all shareholders. Increasingly institutional investors recognize their role as owners of companies.

54% yes vote – A significant win considering our management's vote-no campaign

Our management spent money on three vote-no letters on this proposal topic. If our management had not spent this money the yes-vote might have exceeded 54%.

Management Commitment to Shareholders

By adopting a policy to allow simple majority vote, our board could demonstrate a commitment to the greatest management concern for shareholder value.

In recent years, various companies have been willing to implement proposal topics that won a majority of yes-no shareholder votes. We believe that our company should do so as well.

Allow Simple-Majority Vote
This topic won our 54% yes vote
Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 21, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated December 10, 2002

The Ray and Veronica Chevedden proposal recommends that Sempra take the steps necessary to implement a simple majority vote on all matters that are submitted to shareholder vote. The Rossi proposal relates to electing the entire board of directors annually.

We are unable to concur in your view that Sempra may exclude the proposals under rule 14a-8(b). Accordingly, we do not believe that Sempra may omit the proposals from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Sempra may omit the entire Ray and Veronica Chevedden proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- specifically identify the "pension funds" referenced in the sentence that begins "Major pension funds . . ." and ends ". . . simple-majority provisions" and provide factual support in the form of a citation to a specific source;

- specifically identify the "proponents" referenced in the sentence that begins "Proponents of simple-majority . . . and ends ". . . devaluate the stock" and provide factual support in the form of a citation to a specific source;

- delete the phrase "and an 85%-yes vote at Alaska Air in 2002" in the sentence that begins "Simple-majority resolutions at major companies. . ." and ends ". . . Alaska Air in 2002" and provide factual support in the form of a citation to a specific source for the remaining sentence;

- recast the sentence that begins "By not acting on the 54%-yes vote . . ." and ends ". . . shareholders on a key company rule" as the proponent's opinion;

- recast the subheading that begins "Institutional investor support . . ." and ends ". . . our directors' attention" as the proponent's opinion;

- provide a citation to a specific source for the sentence that begins "This proposal topic won significant . . ." and ends ". . . yes-no vote at the 2001 annual meeting;

- recast the sentence that begins "It is important for our company . . ." and ends ". . . institutional investor support" as the proponent's opinion; and

- specifically identify the "various companies" referenced in the sentence that begins "Proponents of simple-majority . . . and ends ". . . devaluate the stock" and provide factual support in the form of a citation to a specific source.

We are unable to concur in your view that Sempra may omit the entire Rossi proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "Twenty-five (25) proposals . . ." and ends ". . . major companies in 2002;

- revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced;

- provide a citation to a specific source for the sentence "Institutional investors own 51% of Sempra stock";

- delete the subheading and paragraph that begins "Challenges Faced by our Company . . ." and ends ". . . Moody's cut Sempra's ratings";

- delete the sentence that begins "There is evidence that our management . . ." and ends ". . . stand on good governance topics";

- delete the sentence that begins "There is no evidence that our management. . ." and ends ". . . support this good governance topic";

- delete the sentence that begins "Spend shareholder money to prevent . . ." and ends ". . . as our management did in 2002"; and

- provide a citation to a specific publication date for article reference in the sentence that begins "A look back at *Business Week's* . . ." and ends ". . . tells the story."

Accordingly, unless the proponents provide Sempra with proposals and supporting statements revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Sempra omits only these portions of the supporting statements from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor